Mail Stop 4561

May 6, 2008

Mr. James J. Kavanaugh
Vice President and Controller
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

  Re: International Business Machines Corporation
    Form 10-K for Fiscal Year Ended December 31, 2007
    Filed February 26, 2008
    File No. 001-02360

Dear Mr. Kavanaugh:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

        Sincerely,

        Mark Kronforst
        Accounting Branch Chief